Exhibit 99.1

Canopy Growth Acquires Storz & Bickel

Transaction brings together world's most technologically advanced vaporizer company and world's leading cannabis company

Transaction will accelerate Canopy Growth's product device development capabilities

SMITHS FALLS, ON, Dec. 6, 2018 /CNW/ - Canopy Growth Corporation (TSX: WEED) (NYSE: CGC) (the "Company" or "Canopy Growth") has finalized an all-cash transaction to acquire Storz & Bickel GmbH & Co. KG, related entities, and IP (collectively, "Storz & Bickel" or "S&B") for a purchase price of up to approximately €145 million. With a 22-year track record of breakthrough innovations, Storz & Bickel is widely recognized as the global leader in vaporizer design and manufacturing.

Based in Tuttlingen, Germany, Storz & Bickel are designers and manufacturers of medically approved vaporizers, most notably the Volcano® Medic and the Mighty® Medic. Storz & Bickel has spent the last two decades developing an automated and internationally certified factory, achieving ISO 13485 certification in 2009. The company has exported devices to 50 markets around the world.

The acquisition will see Storz & Bickel's eponymous founders Markus Storz and Jürgen Bickel remaining as a part of the organization to continue driving the business forward alongside Canopy Growth's management.

"Joining Canopy will enable S&B to take the next significant development step forward. Access to Canopy Growth's extensive portfolio of test laboratories as well as pharmaceutical and medical-scientific know-how opens up entirely new product development opportunities," said Jürgen Bickel, CEO, Storz & Bickel. "I am looking forward to actively shaping this development personally in a senior leadership position. On the one hand to ensure continuity and on the other hand to accelerate the development together with the Canopy team to lead it to unprecedented heights."

"We view this as a marquee acquisition of the most recognized technology company in the industry," said Bruce Linton, Chairman & Co-CEO, Canopy Growth. "This Company is well positioned for the next wave of federally-regulated products in Canada beyond dried flower and edible oils. By combining Canopy's existing designs and Canada's open environment for federally permissible R&D with Storz & Bickel's deep IP portfolio and management team, Canopy Growth is poised to lead the high-margin vaporizing category around the world."

Storz & Bickel is a globally executing, profitable business with proven products and consistently increasing revenues. Its IP portfolio of 17 filed patents will improve Canopy Growth's existing vaporizer design operations, overseen by Chief Technology Officer, Peter Popplewell, PhD.

Drawing on talent from Ottawa's world-renowned tech ecosystem, Canopy Growth has a team of hardware and software engineers developing a line of advanced vaporizing devices.

Peter Popplewell commented, "S&B quite literally invented the vaporizer market. They make the best performing, highest quality, and most respected products in the segment. Leveraging their IP into the tech-heavy vaporizer designs we have in progress will allow us to bring products to market that will set a new bar in terms of quality, functionality, and consumer safety."

An ISO 13485 certification means that the Storz & Bickel facility has been scrutinized by external auditors and found to be compliant with all requirements needed to produce medical devices. It is a prestigious and onerous standards designation that will give Canopy Growth a multi-year lead in the medically approved vaporizer market. The German facility has the capacity to satisfy growing product demand and based on Canopy Growth's existing international footprint and access to Storz & Bickel's production expertise, the Company is now well-positioned to lead the vaporizer segment moving forward.

In addition to strengthening Canopy Growth's path to market with advanced vaporizing technology, bringing Storz & Bickel under the canopy strengthens the Company's German operations. With European headquarters in Frankfurt, Canopy Growth also operates a GMP-certified import and export facility in St. Leon-Rot where medical cannabis is imported from Canada, packaged, labeled, and distributed to approximately 2,000 pharmacies in Germany and other European markets.

Canopy Growth's substantial cash reserve is amongst its greatest strategic advantages. Management will continue to add to the largest and most sophisticated international production platform with strategic acquisitions that improve its IP portfolio and give Canopy Growth subsidiaries access to new markets by further strengthening supply capabilities.

During the acquisition process Greenhill & Co. Canada Ltd. acted as financial advisor to Canopy Growth and provided a fairness opinion to the Canopy Growth Board of Directors.

Here's to Future Growth.

About Canopy Growth Corporation
Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in 12 countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its wholly owned research arm, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.3 million square feet of production capacity, including over 500,000 square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to "bringing new products to market that set a new bar in terms of quality and functionality". Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's ability to incorporate S&B IP into Canopy's own operations and Canopy Growth's ability to bring new product types to market,, and such risks contained in the Company's annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations: Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 07:00e 06-DEC-18